UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _______ to _______

Commission File Number 001-12510

                       AHOLD USA, INC. 401(K) SAVINGS PLAN
                               Ahold U.S.A., Inc.
                              14101 Newbrook Drive
                               Chantilly, VA 20151

                        (Full title and address of plan)

                          KONINKLIJKE AHOLD N.V. (publ)
                                Albert Heijnweg 1
                                 1507 EH Zaandam
                                 The Netherlands
       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

     The Ahold USA, Inc. 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, and schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

Exhibits

Exhibit Number      Description of Documents
--------------      ------------------------

1                   Consent Of Independent Registered Public Accounting Firm

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        AHOLD USA, INC. 401(k) SAVINGS PLAN

                                         By:     AHOLD U.S.A., INC.
                                                 As Plan Administrator

                                         By:     /s/ Ward Kraemer
                                             -----------------------------------
                                                 Name:  Ward Kraemer
                                                 Title: Vice President,
                                                        Retirement Plans and
                                                        Executive Compensation

                                         Date: August 3, 2004

                                   Appendix 1

Ahold USA, Inc.
401(k) Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2002 and 2001,
Supplemental Schedule as of December 31, 2002, and Report of Independent Registered Public Accounting Firm

AHOLD USA, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER
  31, 2002 AND 2001:

   Statements of Net Assets Available for Benefits                            2

   Statements of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                            4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

   Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)   10

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Ahold USA, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Ahold USA, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

As discussed in Note 8 to the financial statements, certain activities of the Plan's sponsor, its owner, and affiliates (and their current and former directors, officers and employees) with respect to the Plan and its operations are the subject of ongoing investigations by various governmental and regulatory entities.

September 29, 2003
McLean, VA

AHOLD USA, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

--------------------------------------------------------------------------------------------------------------

ASSETS                                                                            2002               2001
INVESTMENTS--At fair value:
  Interest in Master Trust                                                  $  494,340,155      $  532,585,199
  Loans to participants                                                         18,686,368          16,019,727
                                                                            --------------      --------------

          Total investments                                                    513,026,523         548,604,926

CONTRIBUTIONS RECEIVABLE:
  Employer                                                                      12,808,781          12,256,581
  Other receivable                                                                  13,470
                                                                            --------------      --------------

          Total assets                                                         525,848,774          560,861,507
                                                                            --------------      --------------

LIABILITIES

  Accrued expenses                                                                  58,354              46,118
  Excess deferrals                                                                 488,459              35,644
                                                                            --------------      --------------

          Total liabilities                                                        546,813             81,762
                                                                            --------------      --------------

NET ASSETS AVAILABLE FOR BENEFITS                                           $  525,301,961      $  560,779,745
                                                                            ==============      ==============

See notes to financial statements.

AHOLD USA, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

--------------------------------------------------------------------------------------------------------------

                                                                                  2002               2001
ADDITIONS:
  Participant contributions                                                 $   43,700,180      $   39,787,618
  Employer contributions                                                        12,888,751          12,266,828
  Participant rollovers                                                          3,611,952           4,475,977
  Assets transferred to/from other plans--net                                    6,779,744           4,554,209
                                                                            --------------      --------------
          Total                                                                 66,980,627          61,084,632

DEDUCTIONS:
  Net investment loss from interest in Master Trust                             70,857,571          39,139,435
  Benefit payments                                                              31,369,288          28,565,170
  Administrative expenses                                                          231,552             165,787
                                                                            --------------      --------------

          Total                                                                102,458,411          67,870,392
                                                                            --------------      --------------

NET DECREASE                                                                   (35,477,784)         (6,785,760)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                            560,779,745         567,565,505
                                                                            --------------      --------------

  End of year                                                               $  525,301,961      $  560,779,745
                                                                            ==============      ==============

See notes to financial statements.

AHOLD USA, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Ahold USA, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     General--The Plan is a defined contribution Plan that was adopted by Ahold USA, Inc. (the "Company"), effective July 1, 1997, to provide tax-deferred savings to the Company and its subsidiaries' eligible salaried employees. In August 2001, the Company acquired certain stores of Grand Union from C&S Wholesale Grocers. The employees of Grand Union were offered the opportunity to transfer their accounts from their plan with Grand Union to the Ahold USA, Inc. 401(k) Savings Plan Master Trust. Total assets transferred into the Plan was $2,542,337. Effective October 1, 2001, the assets for active salaried associates of the Peapod Inc. 401(k) Savings Plan were transferred into the Plan. The amount of the assets transferred was $1,502,171. Additionally, assets may be transferred into or between related plans of the Company in connection with a change in an eligible employee's employment status (i.e., salaried, hourly, or union). Such transfers to/from other plans totaled $1,141,854 for 2002 and $509,702 for 2001. In August of 2002, Ahold sold several of its Tops divisions. Assets transferred out of the Plan as a result of the sale totaled $(1,277,261). In December 2002, a portion of the assets of Bruno's Supermarkets, Inc. Retirement Savings Plan was transferred into the Plan, totaling $6,915,150 (see Note 7).

     An employee is eligible to participate in the Plan after completing one hour of service commencing at the employee's start date and attainment of age 21. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Master Trust--Effective July 1, 1997, the Ahold USA, Inc. 401(k) Savings Plan Master Trust (the "Trust") was established to serve as the funding medium of the Plan. Fidelity Management Trust Company (the "Trustee") was appointed by the Company to hold, administer, and invest the assets of the Trust. The Trust is also the funding medium for other Company-sponsored employee benefit plans. Each of the plans participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets. In August 2, 2001, the Company acquired certain stores of Grand Union from C&S Wholesale Grocers. The employees of Grand Union were offered the opportunity to transfer their accounts from their plan with Grand Union to the Ahold USA, Inc. 401(k) Savings Plan Master Trust. Total assets transferred into the Trust were $4,565,967. Effective October 1, 2001, all the assets of the Peapod Inc. 401(k) Savings Plan were merged into the Trust. The amount of the assets merged was $1,590,069.

     Administration--All administrative expenses associated with the Plan are paid by the Plan except for the costs of Company employees responsible for Plan administration, which are paid by the Company.

     Contributions--A participant may elect to make pretax contributions to the Plan in an amount ranging from 1% to 18% (25% for non-Highly compensated participants) of the participant's compensation (consisting of total earnings including overtime, bonuses, and other special allowances, as defined) up to a maximum amount established annually by the Internal Revenue Service (the "IRS"). The Company matches 50% of a participant's contribution, such that the participant's contributions do not exceed 6% of eligible compensation. Individual companies may make additional matching contributions on behalf of their eligible participants.

     Investments--Participants direct the investment of their contributions into various investment options offered by the Plan.

     Participant Accounts--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings (losses), (c) forfeitures of participant's nonvested accounts, and (d) an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting--Prior to July 1, 1997, Stop & Shop Companies' contributions were made for employees who were employed for the entire Stop & Shop plan year and became fully vested at the time of contribution. Effective July 1, 1997, a participant vests in the Company contribution at a rate of 20% for each year a participant works at least 1,000 hours. Forfeited balances of terminated participants are used to reduce future contributions by the Company.

     Loans to Participants--A participant is eligible to borrow from the Plan after participating in the Plan for at least one year. The minimum loan amount is $1,000 and may not exceed the lower of $50,000 or 50% of the participant's vested account balance. Each loan is secured by the participant's account and bears interest at prime (4.25% at December 31, 2002), adjusted monthly. Loans are repaid through payroll withholdings over terms of 6 months to 15 years.

     Payment of Benefits--A participant's account may be withdrawn upon attainment of age 59 1/2, retirement, death, or termination of employment. At such time, the participant is entitled to receive the entire value of his or her account either as a lump-sum amount or annual installments over a ten-year period.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The accompanying financial statements are prepared under the accrual basis of accounting that is in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation and Income Recognition--Interest in the Master Trust is stated at fair market value as determined by the Trustee, based on quoted market prices of the underlying assets. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     Participant loans are stated at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Expenses--Administrative expenses associated with the Plan are paid by the Plan, except for the costs of Company employees responsible for Plan administration, which are paid by the Company.

     Payment of Benefits--Benefit payments to participants are recorded upon distribution.

3.   MASTER TRUST

     The Plan's interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits. A summary of the assets of the Master Trust as of December 31, 2002 and 2001, is as follows:

                                                                                   2002                2001

Ahold Company Stock Fund                                                       $  9,044,712        $ 13,387,434
Fidelity Diversified International Stock Fund                                    10,359,990           9,870,166
Fidelity Equity Income Fund                                                      24,993,421          29,572,800
Fidelity Freedom Income Fund                                                      1,618,513             971,396
Fidelity Freedom 2000 Fund                                                        2,056,821           1,591,069
Fidelity Freedom 2010 Fund                                                        5,115,824           4,093,815
Fidelity Freedom 2020 Fund                                                        4,821,981           3,896,764
Fidelity Freedom 2030 Fund                                                        4,191,042           3,618,733
Fidelity Freedom 2040 Fund                                                          488,235             252,723
Fidelity Growth & Income Fund                                                    96,120,746         122,010,386
Fidelity Low-Priced Stock Fund                                                   41,689,208          36,626,935
Fidelity Magellan Fund                                                           51,980,005          66,906,624
Fidelity Managed Bond Fund                                                       50,996,866          41,071,197
Fidelity Managed Income Portfolio II Class 3 Fund                               201,902,354         192,106,258
Fidelity Puritan Fund                                                            59,105,055          63,760,978
Janus Twenty Fund                                                                34,759,628          46,156,780
Janus Worldwide Fund                                                             42,818,546          59,511,635
Lord Abbett Development Growth                                                    8,511,318          11,619,916
Msift Value Adviser                                                               5,585,616           6,811,164
Spartan U.S. Equity Index Fund                                                   32,278,258          39,120,033
Janus Adv. Cap. Appr I                                                                   50
MFS Value Fund A                                                                  4,265,387
                                                                               ------------        ------------
                                                                               $692,703,576        $752,956,806
                                                                               ============        ============

     Allocations of assets of the Master Trust to participating plans as of December 31, 2002 and 2001, is as follows:

2002                                                                        Amount         Percent

Ahold USA, Inc. 401(k) Savings Plan                                      $ 494,340,155          71 %
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates                  152,012,256          22 %
Ahold USA, Inc. 401(k) Savings Plan for Union  Associates                   46,351,165           7 %
                                                                         -------------         -----

                                                                         $ 692,703,576         100 %
                                                                         =============         =====

2001
Ahold USA, Inc. 401(k) Savings Plan                                      $ 532,585,199          71 %
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates                  165,668,694          22 %
Ahold USA, Inc. 401(k) Savings Plan for Union  Associates                   54,702,913          7 %
                                                                         -------------         -----
                                                                         $ 752,956,806         100 %
                                                                         =============         =====

     Net investment (loss) income of the Master Trust for the years ended December 31, 2002 and 2001, is as follows:

                                                                     Net Appreciation
                                                       Total        (Depreciation) in          Net
                                                   Interest and       Fair Value of         Investment
                                                     Dividends         Investments            Income
                                                                           2002
                                                ------------------------------------------------------------

Ahold Company Stock Fund                           $      -           $  (7,876,656)       $ (7,876,656)
Mutual Funds                                        18,776,502         (100,320,662)        (81,544,160)
                                                   -----------        --------------       -------------

Total                                              $18,776,502        $(108,197,318)       $(89,420,816)
                                                   ===========        ==============       =============

                                                                           2001
                                                ------------------------------------------------------------

Ahold Company Stock Fund                           $      -           $    (769,524)       $   (769,524)
Mutual Funds                                        24,519,716          (71,268,903)        (46,749,187)
                                                   -----------        --------------       -------------

Total                                              $24,519,716        $ (72,038,427)       $(47,518,711)
                                                   ===========        ==============       =============

     Investment earnings of the Master Trust are allocated according to each plan's balance in relation to the total Master Trust fund balance.

     Allocations of net investment loss of the Master Trust to the participating plans for the years ended December 31, 2002 and 2001, are as follows:

                                                                        2002                2001

Ahold USA, Inc. 401(k) Savings Plan                                $  (70,857,571)    $  (39,139,435)
Ahold USA, Inc. 401(k) Savings Plan for Hourly Associates             (11,530,635)        (5,718,769)
Ahold USA, Inc. 401(k) Savings Plan for Union Associates               (7,032,610)        (2,660,507)
                                                                   ---------------    ---------------
Total                                                              $  (89,420,816)    $  (47,518,711)
                                                                   ===============    ===============

4.   PLAN TERMINATION

     The Company has the right under the Plan, although it has not expressed any intent to do so, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

5.   RELATED PARTY TRANSACTIONS

     Certain plan investments are shares of mutual funds managed by affiliates of Fidelity Management Trust Company, the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $120,391 for 2002 and $165,787 for 2001.

6.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Plan by a letter dated May 22, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue

     Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan; thus the related Trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   SUBSEQUENT EVENT

     Effective January 1, 2003, employees of Bruno's Supermarkets, Inc. were added to the Plan. As a result, approximately 3,000 new participants entered the Plan, and approximately $38.6 million in assets were transferred to the Plan. In December 2002, $6,915,150 were transferred (see
     Note 1) and the remaining $31,706,806 in assets were transferred to the Plan on January 2, 2003.

8.   LITIGATION AND GOVERNMENTAL/REGULATORY INVESTIGATIONS

     On February 24, 2003 the Company's parent, Royal Ahold ("Ahold"), announced, among other things, that it would be restating its earnings for the fiscal year 2001 and the first three quarters of the fiscal year 2002, because of certain accounting irregularities at one of its operating subsidiaries, U.S. Foodservice, Inc. ("U.S. Foodservice"), and that the historical financial statements of Ahold would have to be restated because certain other subsidiaries had been improperly consolidated (the "February 24 Announcement"). Following the February 24 Announcement, the United States Attorney for the Southern District of New York (the "U.S. Attorney") commenced a grand jury criminal investigation relating to possible wrongdoing, and the United States Securities & Exchange Commission ("SEC") commenced a civil investigation relating to possible violations of U.S. securities laws, by Ahold, its subsidiaries, including the Company, and certain of their respective current and former officers, directors and employees in connection with the events leading to the February 24 Announcement and other accounting-related matters. In addition, following the February 24 Announcement, United States Department of Labor ("DOL") opened both civil and criminal investigations into whether any violations of ERISA were committed by Ahold and certain of its current and former officers, directors and employees in connection with the 401(k) retirement savings plan of Ahold USA, Inc. In the course of the DOL criminal investigation, which is also being coordinated with the U.S. Attorney's investigation, a letter request, dated July 9, 2003 was issued by the DOL relating to the Plan. The Company is fully cooperating with the investigation and has reached an agreement with the DOL regarding the production of documents in response to the letter request. Additionally, the Company's legal counsels are involved in ongoing discussions with the staff of the DOL in order to fully ascertain the staff's position in these matters. In view of the nature and stage of those discussions, the Company cannot at this point predict when the investigations will be completed, whether the Company will actually be charged with or convicted of any violation of law or whether any fines will be imposed upon the Company or what the final amount of such fines would be or what actions, if any, the Company will be required to take with respect to the Plan.

     Following the February 24 Announcement, numerous putative class actions claiming violations of Section 10(b) of the Securities & Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act (collectively, the "Securities Action") were filed on behalf of Ahold's stockholders. Additionally, two class actions were also filed on behalf of participants in the 401(k) retirement savings plan of Ahold USA, Inc. against Ahold, Ahold USA, Inc. and certain of Ahold's and its subsidiaries' respective current and former officers, directors and employees and one on behalf of the participants in the 401(k) retirement savings plan of U.S. Foodservice against U.S. Foodservice and certain of its current and former officers, directors and employees alleging violations of ERISA (collectively, the "ERISA Actions"). To date, the Company has not been named as a defendant in either the Securities Action or the ERISA Actions and this litigation does not yet involve any claims relating to the Plan. Due to the early stages of this litigation, however, the Company is unable to predict whether this litigation will ultimately involve the Company or the Plan or whether the likelihood of an adverse judgment against the Company is either probable or remote. Further, in the event of an adverse judgment, the Company is unable to predict the amount of damages the Company would face as result of such a judgment.

                                     ******

AHOLD USA, INC. 401(k) SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

------------------------------------------------------------------------------------------------------------------

                         Identity of                     Description of Investment
   Party-in-          Issuer, Borrower,              Including Maturity Date, Rate of
  Interest to        Lessor, or Similar                 Interest, Collateral, Par,                  Current
    the Plan                Party                            or Maturity Value                       Value

        *       Interest in Master Trust                                                        $  494,340,155

        *       Loans to participants                Various loans, bearing interest
                                                     at prime (prime plus 1% for loans
                                                     withdrawn prior to July 1, 2000),
                                                     maturities up to 15 years                      18,686,368

                Total                                                                           $  513,026,523
                                                                                              ================

Exhibits

Exhibit Number      Description of Documents
--------------      ------------------------

1                   Consent Of Independent Registered Public Accounting Firm